Annual and Special Meeting of Holders of
Common Shares of
Talisman Energy Inc.
April 29, 2009

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

General Business

1(a) Ballot on the nominees for election as directors:

	Outcome of Vote	
	For	**Withheld**
Christiane Bergevin	754,075,346 99.82%	1,373,635 0.18%
Donald J. Carty	749,917,423 99.27%	5,531,558 0.73%
William R.P. Dalton	749,678,197 99.24%	5,770,784 0.76%
Kevin S. Dunne	754,395,302 99.86%	1,053,679 0.14%
John A. Manzoni	752,590,018 99.69%	2,355,863 0.31%
Stella M. Thompson	698,036,521 92.57%	56,000,195 7.43%
John D. Watson	749,711,792 99.24%	5,737,189 0.76%
Robert G. Welty	754,319,558 99.85%	1,129,423 0.15%
Charles R. Williamson	696,900,284 92.42%	57,133,932 7.58%
Charles W. Wilson	753,405,347 99.73%	2,043,634 0.27%
Charles M. Winograd	750,978,403 99.41%	4,471,578 0.59%

1(b) Motion to elect the nominees as directors:

Outcome of Vote
Carried[1]

2 The appointment of Ernst & Young LLP, Chartered Accountants as auditor:

Outcome of Vote
Carried[1]

Special Business

3 Ballot for the amendments to the Company's By-Law No. 1:

Outcome of Vote	
For	**Against**
752,761,135	2,678,533
99.65%	0.35%

Footnote:

1 Vote conducted by a show of hands.